November 7, 2024

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

       Re: EBR Systems, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed October 23, 2024
           File No. 000-56671
Dear John McCutcheon:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-12G/A No. 2 filed October 23, 2024
Financial Statements
Note 2 - Summary of significant accounting policies
Correction and Reclassification, page F-9

1.     We note your response to prior comment 4 and have the following comments:
           Please revise your headnote to Note 2 to clarify that the error related to not identifying and classifying certain expenses as research and development
         expenses. In this regard, your reference to the reduction in the number of line items appears extraneous to your error disclosures. In addition, it appears that you
         had a similar error in your prior year   s consolidated statement of
operations, and
         as such, your disclosure that you    reclassified the prior year   s
balances in order to
         the conform to the current year   s presentation       does not
         appear appropriate. Please advise or revise your disclosures accordingly. Address this comment as it relates to your interim disclosures.
           For transparency, please label the impacted columns in your year-end and interim consolidated statements of operations as "revised."
 November 7, 2024
Page 2

             Please expand your risk factor on page 56,    If we are unable to
implement and
           maintain effective internal control over financial reporting in the
future       to
           address the error identified in your historical financial statement and the potential impact such error may have on your future assessment of the effectiveness of your internal controls.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-
3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   John Sellers, Esq.